Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(SEC Registration Statement No. 333-189708)

On July 24, 2013, F.N.B. Corporation hosted its Second Quarter 2013 Earnings Report and Conference Call. The following are the portions of the earnings report narrative and conference call which relate to the proposed merger between F.N.B. Corporation and PVF Capital Corp.:

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Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

The Parkvale acquisition in Pittsburgh provided us with solid, organic growth opportunities and additional scale to leverage our model. Our success in Pittsburgh validates our strategy with proven results.

Our goal is to replicate this success with our expansion into Baltimore and Cleveland. These are two markets that offer similar characteristics and opportunities as Pittsburgh. Our strategy in each of these markets is progressing well, with results hitting or exceeding our expectations. Because of the depth of F.N.B.’s Executive Management team, we’re able to have two separate teams leading parallel integration efforts for Baltimore and Cleveland.

In Maryland, we are very pleased with the integration of BankAnnapolis, and the team did an outstanding job ensuring a successful and seamless conversion. Early-stage results are positive. Pipelines are healthy and loan growth is at or above our targets. We have had great success attracting talented and experienced commercial and retail bankers in the market and have had some exceptional hires. For example, we just recently added a very talented individual to lead consumer banking in the Maryland region.

We are also pleased with our success attracting professionals for our other lines of business, including Wealth Management, Private Banking, Insurance, and Mortgage. We now have a very strong leadership team in Maryland. The F.N.B. Sales Management process is deployed and our culture as a whole has been seamlessly integrated.

In June we announced the acquisition of BCSB Bancorp. This acquisition provides us additional scale, access to the attractive Baltimore suburbs, and moves us up to the top 10 deposit market share position in the MSA. On a pro forma basis we have nearly 1 billion in deposits and 24 banking locations. We view this as a financially attractive and low-risk transaction given the leadership team we have established in the market.

The Park View acquisition expands our existing presence in Cleveland, Ohio. We are targeting a close date in October and we are very pleased to have already secured regulatory approval for the merger, a validating proof point of our core competency as experienced integrators.

In Cleveland, we are in the process of executing the same strategy deployed in Pittsburgh and going on in Baltimore. We are very pleased with the existing F.N.B. team in the market and the commercial team that Park View’s CEO Bob King has built. With a solid foundation already present, we’re focused on augmenting this team with additional hires to support our expanded presence.

Given our connections in the market, this is proceeding very well. We have identified a number of well-qualified professionals, including the recent hire of a senior level retail executive to help drive results. We have also secured space and signage rights for our regional headquarters in downtown Cleveland. This will anchor F.N.B. in the market with strong visibility and provide additional commercial opportunities.

In summary, we have a clear strategy for success as we replicate our business model in these high-potential markets. Both Baltimore and Cleveland present tremendous organic growth prospects and strengthen F.N.B.’s overall franchise by providing us with the ability to sustain our growth and performance.

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Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

The first six months have proven very successful. With a consistent strategy in place we have delivered strong operating performance and continue to position F.N.B. to deliver sustainable results. At the start of the year we communicated several strategic areas of focus for 2013. These included the evolution of our delivery channels and continuous reinvestment in our people, processes and infrastructure while remaining keenly focused on expense control and efficiency improvement. They also included leveraging our cross-sell culture and the pursuit of potential M&A expansion in attractive markets.

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The benefits from a strong cross-sell culture are reflected in our results and we are leveraging this attribute in Maryland, Cleveland and across all business lines. This can be seen in Wealth Management revenue with year-over-year revenue growth of 20%.

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QUESTION AND ANSWER

Jason O’Donnell – Merion Capital Group:

In terms of the expense base longer term, I’m wondering roughly how much in expenses does the launch of your new regional headquarters in Cleveland toward the end of the year add to your annual expense base?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Yes, that’s very minimal, truthfully. I mean we had a great opportunity to move into that space. We’re actually consolidating people from other locations into that space, and, you know, we’re talking at a maximum, 10,000 square feet of office space so it’s rather minimal. I think the opportunity to move downtown to secure the naming rights, there was a signage capability, is important. It’s an important message to send to Cleveland that we’re there to stay. We’re there to compete. We believe in the initiatives that are going on in downtown Cleveland and we want to be a part of that. So I think it was more about making a statement to the marketplace. So I don’t envision that being a major expense burden for us as we move forward.

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David Darst – Guggenheim Securities

So I guess with what you’ve announced, this kind of idea of front running the acquisition to build-out the infrastructure in the market in Cleveland, have you already done that with Annapolis or is there more you need to do in Baltimore in anticipation of closing and kind of wrapping that market up for…?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, we’re still in the process of—we’re in the process of building out the team in Baltimore. You know, if you look at the Annapolis acquisition in isolation, we have fulfilled our plan in terms of hires for just Annapolis. As we expand that strategy and we build-out across Baltimore, there will be additional hires that we will be making over the coming weeks and months that will supplement what we are getting from BCSB Bancorp, so we are still building out the team.

Having said that, we were able to attract some very high-level executives from other financial institutions, much larger financial institutions to provide leadership in the region, so what we’re buying and the people that we hire are going to be added to that team. So, essentially, we build-out the leadership group. We have the infrastructure in place. We’ve rolled out our sales management systems in the market and we’ve made some tremendous hires from a leadership standpoint, so we’re in a really good position as we move towards consolidating Baltimore County. We’re very pleased with where we are. In fact, the pipelines in Annapolis are beyond what we expected so we’re experiencing some very nice commercial growth in that market and it’s attributed to the team that we’ve attracted.

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Matthew Breese – Sterne Agee

Okay. And then my last question, as it relates to M&A. With two deals in the pipe is there a desire to add to that and add another one onto the acquisition list? And if so, you know, what markets interest you guys? Where do you want to be next?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well let me answer it in two pieces. First of all, I will say that, you know, we truly have developed a core competency in our ability to integrate these acquisitions. And the three that we’ve done are relatively small and play a very important strategic role for the Company, but the success we’ve had in attracting talented people to help us move forward with those acquisitions has been extremely pleasing to us. We’re—it’s beyond what we expected, so we are very fortunate that we’ve been able to attract the people that we’ve been able to attract. And as we build-out those teams, sure, if additional opportunities come up we’ll take a look at them.

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Cautionary Statement Regarding Forward-Looking Information

We make statements in this document, and may from time to time make other statements, regarding our outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting F.N.B. Corporation and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. We do not assume any duty and do not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties:

•	Our businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:

•	Changes in interest rates and valuations in debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of U.S. and global financial markets.

•	Actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates.

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Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.

•	Slowing of the current moderate economic recovery and persistence or worsening levels of unemployment.

•	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

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Legal and regulatory developments could affect our ability to operate our businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

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Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. We will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on us, remains uncertain.

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The impact on fee income opportunities resulting from the limit imposed under the Durbin Amendment of the Dodd-Frank Act on the maximum permissible interchange fee that banks may collect from merchants for debit card transactions.

•	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act and Basel III initiatives.

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Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of our intellectual property protection in general and rapid technological developments and changes. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

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Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

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Increased competition, whether due to consolidation among financial institutions; realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

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As demonstrated by our Annapolis Bancorp, Inc. acquisition and pending acquisitions of PVF Capital Corp. and BCSB Bancorp, Inc., we grow our business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including, the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to our current shareholders. In addition, with respect to the acquisition of Annapolis Bancorp, Inc. and the pending acquisitions of PVF Capital Corp. and BCSB Bancorp, Inc., F.N.B. Corporation may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc., PVF Capital Corp., Inc. and BCSB Bancorp, Inc.

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Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact our business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•	Business and operating results can also be affected by widespread disasters, dislocations, terrorist activities or international hostilities through their impacts on the economy and financial markets.

We provide greater detail regarding some of these factors in our 2012 Form 10-K and first quarter of 2013 Form 10-Q, including the Risk Factors section of those reports, and our subsequent SEC filings. Our forward-looking statements may also be subject to other risks and uncertainties, including those we may discuss elsewhere in our SEC filings, accessible on the SEC’s website at www.sec.gov and on our corporate website at www.fnbcorporation.com.

Important Information About the Merger:

In connection with the proposed merger between F.N.B. and PVF Capital, a definitive proxy statement of PVF Capital and prospectus of F.N.B. will be filed with the SEC. SHAREHOLDERS OF PVF CAPITAL CORP. ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive proxy statement/prospectus (when it is available), as well as other documents containing information about F.N.B. Corporation and PVF Capital, may be obtained at the SEC’s Internet site (http://www.sec.gov). In addition, investors and security holders may obtain free copies of the documents F.N.B. has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents PVF Capital has filed with the SEC by contacting Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: (440) 248-7171.

F.N.B. and PVF Capital and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from PVF Capital shareholders in connection with the proposed merger. Information concerning such participants’ ownership of PVF Capital common shares will be set forth in the definitive proxy statement/prospectus when it becomes available.